STRATA SKIN SCIENCES, INC.

5 Walnut Grove Drive, Suite 140

Horsham, Pennsylvania 19044

December 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attn: Margaret Sawicki

Re:	Strata Skin Sciences, Inc. (the “Company”) Registration Statement on Form S-3 Filed December 5, 2024 File No. 333-283418

Dear Ms. Sawicki:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests acceleration of the effective date of the above-captioned Registration Statement on Form S-3 to Thursday, December 18, 2024, at 4:30 p.m., or as soon as practicable thereafter.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act of 1933, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please notify our counsel, Mark Rosenstein, at 215-694-3358.

Very truly yours,

STRATA SKIN SCIENCES, INC.

By:	/s/ John Gillings
John Gillings Vice President Finance